The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

October 11, 2022

VIA EDGAR

Ms. Suying Li

Ms. Ta Tanisha Meadows

Ms. Taylor Beech

Mr. Scott Anderegg

Office of Trade & Services

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-34238

Dear Ms. Li, Ms. Meadows, Ms. Beech and Mr. Anderegg,

The Company has received the letter dated September 15, 2022 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to delayed receipt of the letter and additional time needed to prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than October 21, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Mei Siu, Partner, RBSM LLP